March 25, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. Asen Parachkevov
Re:    Guggenheim Strategy Funds Trust (the “Registrant”)
    (File No. 811-22946)
Dear Mr. Parachkevov:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on Amendment No. 3 to the registration statement of the Registrant filed pursuant to Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”) on January 27, 2016 relating to its series (each, a “Fund”). The SEC Staff’s comments were conveyed via a telephone conversation between you and James V. Catano of Dechert LLP on March 10, 2016. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.
Comment:    In the principal investment strategies, please consider providing additional detail with respect to “financial instruments that should perform similarly to debt securities,” “debt-like securities,” and “derivatives giving exposure (i.e., economic characteristics similar) to fixed-income markets.”

Response:     The Registrant believes that the Funds’ current disclosure is appropriately informative to investors and reflective of the Funds’ principal investment strategies and policies. The Registrant respectfully declines to set forth a more detailed list of securities or instruments that the Registrant considers to be representative of the above-referenced investments in which the Funds may invest for purposes of their principal investment strategies. The Registrant’s rationale is set forth in a prior correspondence between Guggenheim Funds Trust and Mr. Asen Parachkevov in which the Guggenheim Funds Trust responded to a similar comment.

2.	Comment: Please consider providing an example of “duration” in the Funds’ principal investment risks.
Response:     The Registrant will undertake to implement this change in connection with its next annual update filing.

3.	Comment: Please explain supplementally the primary difference(s) among the principal investment strategies of Guggenheim Strategy Fund I, Guggenheim Strategy Fund II and Guggenheim Strategy Fund III.
Response:     Each Fund is a diversified portfolio primarily comprised of various debt and debt-like investments. The primary difference among the Funds, as disclosed in their principal investment strategies, is that the average credit quality of each Fund’s portfolio is managed within progressive levels (i.e., the percentage of assets that may be invested in high yield securities is 10%, 20% and 30% with respect to Guggenheim Strategy Fund I, Guggenheim Strategy Fund II and Guggenheim Strategy Fund III, respectively). The duration of each Fund’s portfolio is also managed within progressive levels, although the average duration of each Fund normally will not exceed one year. The target weightings of portfolio investments are managed in accordance with each Fund’s average credit quality and duration and, therefore, may vary from time to time subject to each Fund’s principal investment strategies. The Registrant will consider implementing appropriate disclosure differentiating the Funds’ duration in connection with its next annual update filing.

4.
Comment:    Please confirm supplementally whether a Fund writes credit default swaps (“CDS”) and, if the Fund writes CDS, that the Fund will “cover” such swaps at their full notional value for purposes of Section 18 of the 1940 Act.

Response:     The Registrant confirms this is the coverage method for such CDS in a Fund’s portfolio, if any. The Registrant includes related disclosure in its Statement of Additional Information.

5.	Comment: Please consider revising the references to the portfolio managers co-managing each Fund “since its inception” to reflect the date on which the Fund commenced operations.
Response:    The Registrant will undertake to implement this change in connection with its next annual update filing.
Representations
Comment:     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC Staff to be certain that they have provided all information investors require for an informed decision. Because the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	The Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Strategy Funds Trust